P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
16 Palace Street
London SW1E 5JQ
+44 (0)20 7901 4000
+44 (0)20 7901 4013
www.pogroup.com

Head Office 16 Palace Street,
London SW1E 5JQ England

Incorporated by Royal Charter
with limited liability
Company Number Z73

06010712

20 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083

SEC MAIL PROCESSING
RECEIVED
FEB 0 6 2006
WASH. D.C. 185 SECTION

Dear Sirs

Adjournment of Meetings

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

PROCESSED
FEB 0 8 2006
THOMSON
FINANCIAL

82-2083

P&O

News Release

20 January 2006

The Peninsular & Oriental Steam Navigation Company ("P&O")

Adjournment of Meetings

On 20 January 2006, the Court Meetings, Class Meetings and Extraordinary General Meeting of P&O, convened in connection with the recommended acquisition of P&O by Thunder FZE, a wholly owned subsidiary of Ports, Customs and Free Zone Corporation, Dubai ("DP World"), were held.

By a resolution proposed at each Deferred Stockholders Meeting, at the EGM and at the Concessionary Stockholders Court Meeting, these meetings were adjourned to not later than 15 February 2006, thereby allowing PSA International Ltd ("PSA") sufficient time to satisfy its pre-conditions and put forward a formal offer should they choose to do so.

Stockholders will be given not less than 14 clear days notice of the revised time, date and venue of the adjourned meetings which will take place to consider the recommended acquisition of P&O by DP World.

Stockholders will be advised of the procedure regarding completion and submission of the Forms of Election and Forms of Proxy in due course. The existing deadline of 7 February 2006 for the return of Forms of Election no longer applies.

As the Concessionary Stockholders Class Meeting was not quorate, this meeting was adjourned, in accordance with P&O's Charter, until 11.30 am on Friday 27 January at which time another adjournment resolution will be proposed.

Enquiries:

Brunswick Group
Sophie Fitton
Tel: +44 (0)20 7404 5959

Notes

1) On 10 January 2006, P&O announced that it had received an approach from PSA which may lead to an offer to acquire the whole of the P&O deferred stock at 470 pence in cash per unit. The Board also announced that the making of an offer was subject to a number of pre-conditions, including the completion of satisfactory due diligence, and that P&O had decided to allow PSA a limited period of time to satisfy its pre-conditions and therefore intended to adjourn the sockholder and court meetings scheduled for 20 January 2006.

2) PSA has not approved the release of this announcement. There can be no certainty that an offer will be made (even if the pre-conditions are satisfied or waived) nor as to the terms on which any such offer might be made.

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to P&O and no one else in connection with the matters contained in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters referred to in this announcement.

N M Rothschild & Sons Limited is acting as financial adviser to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting as corporate broker to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn) or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O, by P&O or the Offeror, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Capitalised terms have the same meaning as in the Scheme Document sent to Stockholders on 20 December 2005.

(ends)